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April 22, 2009
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Perry J. Hindin, Special Counsel
Nandini Acharya

Re:	Biogen Idec Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 15, 2009
File No. 000-19311
Dear Mr. Hindin and Ms. Acharya:
     On behalf of Biogen Idec Inc., (the “Company”), I am writing in response to the comments contained in your letter dated April 22, 2009 (the “Letter”) regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on April 15, 2009. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
     Proposal 1 – Election of Directors, page 6
1.	We note your revised disclosure stating that, “...our nominees have a proven track record of serving the interests of all stockholders.” This statement appears to imply that the nominees of the Icahn Entities would not serve the interests of all shareholders. Please avoid issuing statements without factual foundation that directly or indirectly impugn the character, integrity or personal reputation of the nominees of the Icahn Entities. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please either remove the aforementioned disclosure or disclose the factual foundation for the above assertion.
Response: We respectfully note the Staff’s comment and have removed the aforementioned disclosure as requested.
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Securities and Exchange Commission
Mr. Hindin and Ms. Acharya
April 22, 2009

2.	We note your response to prior comment 3. Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee. Substitute nominees who are unnamed and to be designated by you at a later date are not bona fide nominees. Accordingly, you are not permitted to use proxies for the election of a substitute nominee to the Biogen Idec board in the event a current nominee is unable to serve. Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d). Please supplement the revised paragraph to expressly disclose that should the filing persons nominate substitute nominees, the filing persons will file an amended proxy statement and proxy card that, as applicable, (1) identifies the substitute nominees, (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees. See Exchange Act Rule 14a-4(d) and Item 7 of Schedule 14A. The amended proxy statement filing should be revised and filed in accordance with Rule 14a-6(h) and filed using the EDGAR header tag DEFR14A.
Response: We respectfully note the Staff’s comment. We have provided additional disclosure in the Preliminary Proxy Statement as requested.
     (Please refer to page 6, paragraph 3, of the marked document.)
     Please do not hesitate to contact the undersigned at (212) 848-4204 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,
/s/ Stephen G. Vander Stoep
Stephen G. Vander Stoep, Esq.
Shearman & Sterling LLP

cc:	Aras Lapinskas, Esq., Associate General Counsel, Biogen Idec Inc.
Peter D. Lyons, Esq., Shearman & Sterling LLP
Eliza W. Swann, Esq., Shearman & Sterling LLP